July 16, 2019

Via EDGAR

Jeffrey Gabor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Health, Inc.

Registration Statement on Form S-1

File No. 333-231399

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jaguar Health, Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission on Thursday, July 18, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Donald C. Reinke, Esq. and Michael S. Lee, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

Jaguar Health, Inc.

/s/ Lisa A. Conte
Lisa A. Conte
Chief Executive Officer and President

Jaguar Health, Inc. • 201 Mission Street, Suite 2375 • San Francisco, CA 94105

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • https://jaguar.health